Structured Investments
Opportunities in Equities and Commodities

December 2006 – January 2007

Preliminary Terms No. 166 / Registration Statement No. 333-131266 / Dated January 5, 2007 / Filed pursuant to Rule 433

PLUS based on a Hybrid Equity/Commodity Basket
Performance Leveraged Upside SecuritiesSM

PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the stated principal amount based upon the closing value of the asset at maturity. The PLUS are not principal protected.

S U M M AR Y T E R M S
Issued By:	Morgan Stanley
Issue Price:	$10
Stated Principal Amount:	$10
Expected Pricing Date:	January __ , 2007
Expected Settlement Date:	January __ , 2007
Interest:	None
Principal Protection:	None
Maturity:	February 29, 2008
Underlying Basket:	Basket Components	Weighting
	S&P 500 Index (“Index”)	50.000%
	Copper-Grade A (“Copper”)	16.667%
	Primary Nickel (“Nickel”)	16.667%
	Special High Grade Zinc (“Zinc”)	16.667%
Payment at Maturity	If Basket Performance Factor is greater than 0%:
(per PLUS):	$10 + Leveraged Upside Payment;
In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.
If Basket Performance Factor is less than or equal to 0%:
$10 x (1 + Basket Performance Factor)
This amount will be less than or equal to the Stated Principal Amount of $10.
Maximum Payment at Maturity:	$13-$15 (130%-150% of Stated Principal Amount), to be determined on the Pricing Date.
Leveraged Upside Payment:	$10 x Basket Performance Factor x Leverage Factor
Leverage Factor:	160%
Basket Performance Factor:	Sum of the weighted Performance Values of each of the Basket Components
Performance Value:	[(Final Average Value – Initial Value) / Initial Value] x Weighting
Initial Value:	Index:	Closing value on the Pricing Date
	Copper, Nickel, Zinc:	Closing cash offer price on the Pricing Date
Final Average Value:	Index:	Average of the closing values over the Averaging Period
	Copper, Nickel, Zinc:	Average of the closing cash offer prices over the Averaging Period.
Averaging Period:	January 20, 2008 – February 20, 2008

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 166, dated December 29, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on a
Hybrid Equity/Commodity Basket

Investment Overview

Performance Leveraged Upside Securities
The Hybrid Equity/Commodity Basket PLUS (the “PLUS”) can be used:

■	As an alternative to direct exposure to the Basket that enhances returns for a certain range of performance of the Basket
■	To enhance returns and potentially outperform a direct investment in the Basket in a moderately bullish scenario
■	To achieve similar levels of exposure to the Basket as a direct investment while using fewer dollars by taking advantage of the Leverage Factor

Maturity:	13 Months
Leverage Factor:	160%
Maximum Payment at Maturity:	$13-$15 per PLUS (130%-150% of Stated Principal Amount)
Principal Protection:	None
Interest:	None

Basket Overview

The Basket is a weighted basket consisting of the Index (50%) and three base metal commodities (16.667% each) that measures the combined performance of the Basket Components.

Basket Components	Weightings	Bloomberg Tickers

S&P 500® Index (“Index”)	50.000%	SPX

Copper-Grade A (“Copper”)	16.667%	LOCADY

Primary Nickel (“Nickel”)	16.667%	LONIDY

Special High Grade Zinc (“Zinc”)	16.667%	LOZSDY

December 2006 – January 2007	Page 1

PLUS Based on a
Hybrid Equity/Commodity Basket

Key Investment Rationale

This 13 month investment offers 160% leveraged upside, subject to a Maximum Payment at Maturity of $13-$15 per PLUS (130% to 150% of the Stated Principal Amount).

Investors can use these PLUS to leverage positive returns (1.6x leverage) up to the Maximum Payment at Maturity, while maintaining the same downside risk as a direct investment in the Basket.

Leverage	The PLUS offers investors an opportunity to capture enhanced returns relative to a direct
Performance	investment in the Basket Components within a certain range of price performance.

Best Case	The Basket Performance Factor is sufficiently positive (without increasing beyond the
Scenario	maximum payment threshold) such that the PLUS redeem for the Maximum Payment at
Maturity of $13 to $15.

Worst Case	The Basket Performance Factor is negative and at maturity the PLUS redeem for less than
Scenario	the Stated Principal Maturity by an amount which is proportionate to the negative performance of the Basket.

Access	Exposure to a diversified basket of consisting of a diversified U.S. equity index and three base metal commodities (Copper, Nickel and Zinc).

Portfolio diversification from traditional fixed income/equity investments

Summary of Selected Key Risks (see page 7)

■	Structure Related Risks
	o	No interest payments and no guaranteed return of principal
	o	Appreciation potential is limited by the Maximum Payment at Maturity
	o	Changes in the value of one or more of the Basket Components may offset each other
■	Index Related Risks
	o	Adjustments to the Index could adversely affect the value of the PLUS
■	Commodity Related Risks
	o	Commodities prices are volatile and may change unpredictably, affecting the value of the PLUS
■	Secondary Market Related Risks
	o	Market price of the PLUS will be influenced by many unpredictable factors
	o	The PLUS will not be listed. Secondary trading may be limited
	o	Inclusion of commissions and projected profit from hedging in the original Issue Price is likely to adversely affect secondary market prices
	o	Hedging and trading activity could potentially affect the value of the PLUS
■	Other Risks
	o	Economic interests of the calculation agent may be potentially adverse to investor interests
	o	Investing in the PLUS is not equivalent to investing in the Basket Components
	o	Issuer credit risk
	o	U.S. federal income tax consequences of an investment in the PLUS are uncertain

December 2006 – January 2007	Page 2

PLUS Based on a
Hybrid Equity/Commodity Basket

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $10 Stated Principal Amount of PLUS that the investor holds, an amount in cash that may be more or less than the Stated Principal Amount based upon the performance of the Basket at maturity.

Expected Key Dates

Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
January , 2007	January , 2007 (5 trading days after the Pricing Date)	February 29, 2008, subject to postponement due to a market disruption event

Key Terms

Issuer:	Morgan Stanley
Underlying Basket:	Basket Components	Weighting
	S&P 500 Index (“Index”)	50.000%
	Copper-Grade A (“Copper”)	16.667%
	Primary Nickel (“Nickel”)	16.667%
	Special High Grade Zinc (“Zinc”)	16.667%

Issue Price:	$10 per PLUS
The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.
Stated Principal Amount:	$10 per PLUS
Interest:	None
Payment at Maturity:	If Basket Performance Factor is greater than 0%:
$10 + Leveraged Upside Payment
In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.
If Basket Performance Factor is less than or equal to 0%:
$10 x (1 + Basket Performance Factor)
This amount will be less than or equal to the Stated Principal Amount of $10.
Maximum Payment at Maturity:	$13-$15 (130%-150% of Stated Principal Amount), to be determined on the Pricing Date
Leveraged Upside Payment:	$10 x Basket Performance Factor x Leverage Factor
Leverage Factor:	160%
Basket Performance Factor:	Sum of the weighted Performance Values of each of the Basket Components as determined by the following formula:
[(Final Average Index Price - Initial Index Price) / Initial Index Price] x 50%, plus
[(Final Average Copper Price - Initial Copper Price) / Initial Copper Price] x 16.667%, plus
[(Final Average Nickel Price - Initial Nickel Price) / Initial Nickel Price] x 16.667%, plus
[(Final Average Zinc Price - Initial Zinc Price) / Initial Zinc Price] x 16.667%
Performance Value:	For each Basket Component: [(Final Average Value – Initial Value) / Initial Value] x Weighting
Initial Value:	Index:	Closing value on the Pricing Date
	Copper, Nickel, Zinc:	Closing cash offer price on the Pricing Date
Final Average Value:	Index:	Average of the closing values of the Index over the Averaging Period
	Copper, Nickel, Zinc:	Average of the closing cash offer prices of over the Averaging Period.
Averaging Period:	From and including January 20, 2008 to and including February 20, 2008

December 2006 – January 2007	Page 3

PLUS Based on a
Hybrid Equity/Commodity Basket

General Information

Listing:	None
CUSIP:	61750V816
Minimum Ticketing Size:	100 PLUS
Tax Consideration:	Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.
Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result.
■	A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
■

Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors” herein and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS.
The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Calculation Agent:	Morgan Stanley & Co. Incorporated

Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

December 2006 – January 2007	Page 4

PLUS Based on a
Hybrid Equity/Commodity Basket

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated Principal Amount:	$10
Leverage Factor:	160%
Hypothetical Maximum Payment at Maturity:	$140 (140% of the Stated Principal Amount)

PLUS Payoff Diagram

How it works

■ If the Basket Performance Factor is positive, then investors receive the $10 Stated Principal Amount plus 160% of the appreciation of the Basket over the term of the PLUS, subject to the Maximum Payment at Maturity. In the payoff diagram, an investor will realize the hypothetical Maximum Payment at Maturity at a Basket Performance Factor of 25%. For example:

–	If the Basket appreciates 5%, the investor would receive 108%, or $10.80 per PLUS. The 5% Basket Performance Factor is enhanced by the 160% leverage (5% x 160% = 8%).
–	If the Basket appreciates 25% or greater, the investor would receive only the hypothetical Maximum Payment at Maturity of 140%, or $14.00.

■ If the Basket Performance Factor is negative, the investor would receive an amount less than the $10 Stated Principal Amount, based on a 1% loss of principal for each 1% decline in the Basket.

–	If the Basket depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the Stated Principal Amount.

December 2006 – January 2007	Page 5

PLUS Based on a
Hybrid Equity/Commodity Basket

Information about the Basket

Historical Information

The following graphs present historical information for each of the Basket Components as well as the Basket from January 1, 2001 to January 3, 2007. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. We will not use Bloomberg to determine the applicable Initial Values and Final Average Values. Historical performance of the Basket Components and the Basket should not be taken as an indication of future performance or trends.

December 2006 – January 2007	Page 6

PLUS Based on a
Hybrid Equity/Commodity Basket

Risk Factors

The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For a complete list of risk factors, please see the accompanying preliminary pricing supplement, prospectus supplement and the accompanying prospectus.

Structure Specific Risk Factors

■

PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or have a guarantee to pay the Stated Principal Amount at maturity. If the Basket Performance Factor is negative the payout at maturity will be an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the Underlying Basket.

■

Appreciation potential is limited by the Maximum Payment at Maturity. Although the Leverage Factor provides 160% leveraged exposure to any increase in the Basket Performance Factor, because the payment at maturity will be limited to 130% to 150% of the Stated Principal Amount for the PLUS, the percentage exposure provided by the Leverage Factor is progressively reduced as the Basket Performance Factor exceeds approximately 18.75% to 31.25% .

■

Changes in the value of one or more of the Basket Components may offset each other. A decrease in the value of one or more of the Basket Components may wholly or partially offset any increase in the other Basket Components.

Index Specific Risks Factors

■

Adjustments to the Index could adversely affect the value of the PLUS. The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates. Any of these actions could adversely affect the value of the PLUS.

Commodity Specific Risk Factors

■

Commodities prices are volatile and may change unpredictably, affecting the value of the PLUS. The prices of the commodities in the Basket are affected by a variety of factors, including, (i) price, (ii) volatility, (iii) trends of supply and demand at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions and (vi) economic, financial, political and regulatory or judicial events. In addition, commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.

Secondary Market Specific Risk Factors

■

Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: (i) value and/or the forward price of each of the Basket Components at any time and, in particular, during the Averaging Period, (ii) volatility of each of the Basket Components, (iii) trends of supply and demand for each of the commodities in the basket, (iv) interest rates and yields, (v) geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Basket Components or stock and commodities markets generally, (vi) the time remaining until the PLUS mature and (vii) creditworthiness of the Issuer.

December 2006 – January 2007	Page 7

PLUS Based on a
Hybrid Equity/Commodity Basket

■	Secondary trading may be limited. The PLUS will not be listed on any securities exchange. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.
■

Inclusion of commissions and projected profit from hedging in the original Issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■

Hedging and trading activity could potentially affect the value of the PLUS. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and prior to maturity could adversely affect the value of the Basket Components and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the Initial Values and, therefore, could increase the value at which the Basket Components must close before an investor receives a payment at maturity that exceeds the Stated Principal Amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the Basket Components prior to maturity and, accordingly, the amount of cash an investor will receive at maturity.

Other Risk Factors

■

Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

■

Not equivalent to investing in the basket components. Holders of the PLUS will not have rights that holders of exchange-traded futures on the commodities in the Basket may have. Furthermore, investing in the PLUS is not equivalent to investing in the Index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Index.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the PLUS.
■

The U.S. federal income tax consequences of an investment in the PLUS are uncertain. You should read the discussion herein and the discussion under “United States Federal Taxation” in the preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.

December 2006 – January 2007	Page 8